UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 7, 2007
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)
We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2006 are cordially invited to attend the Annual General Meeting of Shareholders.
1.	Date and Time: Thursday, March 22, 2007, at 9:00 AM (Seoul Time)

2.	Venue: ORIOX

Located at Meritz Tower B2, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-934

3.	Agenda
a)	Agenda to be reported

Agendum 1: Audit results and Business reports for the 2006 Fiscal Year (from January 1, 2006 to December 31, 2006)

b)	Agenda to be proposed for resolution

Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2006 Fiscal Year

2: Amendments to Articles of Incorporation

3: Approval of stock option grants

4: Appointment of Directors

5: Approval of the Compensation Ceiling for the Directors in 2007 (The requested ceiling for 2007 is KRW 1.4 Billion)
Agendum 1: Approval of Balance Sheet, Income Statement, and Statement of Appropriation of Retained Earnings for the 2006 Fiscal Year
- Detailed information will be provided at the Annual General Meeting
Agendum 2: Amendments to the Articles of Incorporation

Current Provisions	Proposed Changes
Article 11. Stock Options	Article 11. Stock Options
… The exercise price per share which is subject to exercise of the stock option shall be more than each of the following values (which shall apply to the case where the exercise price is adjusted after the granting of stock options.):

1. The higher of the following when shares are newly issued and delivered:

A. The market price of the shares concerned assessed by applying Article 63 of the Inheritance Tax and Gift Tax Act, on a basis of the date of granting stock options; and

B. The par value of the shares concerned;

2. For cases other than 1 above, the market price of related shares that is assessed pursuant to 1. A. above.
… The exercise price per share which is subject to exercise of the stock option shall be equal to the average of the Company’s closing share prices during the 100 trading days immediately preceding the date of the Option grant.

Agendum3: Approval of stock option grants
1. Grant Date: March 22, 2007
2. Option grant: 713,400 shares (9.1% of total issued and outstanding shares fully diluted)
3. Type of Option: Common Stock
4. Number of option grantees: 37
5. Exercise Price: The average of the Company’s closing share prices during the 100 trading days immediately preceding the date of the Option grant.
6. Exercisable Period: March 22, 2009 — March 22, 2012 (After 2 years and within 5 years from the stock option grant date)
— Vesting Date: March 22, 2009
— Expiration Date: March 22, 2012
Agendum 4: Appointment of Directors
4 persons were nominated for 2 Director seats as follows:
List of Candidates for Director

Name	Major experience	Remarks & Tenure
William Woojae Hahn	BOOKOOK Securities Co., Ltd., Head, Investment Banking (2006-present)
 Meritz Securities Co., Ltd., Managing Director, Investment Banking Group (2004-2006)
 TG Ubase, Inc., Executive Vice President and Chief Financial Officer (2002)
 Littauer Technologies, Inc., President and Chief Executive Officer (2000-2001)
 AsiaNet Corporation, Ltd., Co-founder and Chief Investment Officer (1998-2000)
 AXA Equitable, Assistant Actuary/Analyst, Corporate Strategy/IR (1994-1998)
 The Guardian Life Insurance Co. Analyst (1993-1994)
 KPMG Peat Marwick, IT Consultant (1992-1993)
 University of California, Berkeley, B.A. in Economics and B.A. in Statistics (1989)
 Harvard University, M.A. in Statistics. Ph.D. Candidate in Statistics (1992)
Outside Director 3 years

Kwangsuk Lee	Incruit Corporation, Founder and Chief Executive Officer (1998-present) Yonsei University, B.S. in Astronomy	Outside Director 3 years

Name	Major experience	Remarks & Tenure
Eunjung Lee	A member of the executive committee of Solidarity for Economic Reform (2005-present)
 A member of the executive committee of Participatory Economy Committee at People’s Solidarity for Participatory Democracy
Center for Good Corporate Governance (2000-present)
 Accounting Supervision Department of Financial Supervisory Service (1999-2000)
	Inha University, B.A. in Accounting KICPA (1998)	Outside Director 3 years

Joongi Kim	Yonsei University, Graduate School of International Studies (Yonsei GSIS)
Executive Director, Hills Governance Center (2003-present)
Associate Professor of Law (2002-present)
 National University of Singapore, Faculty of Law, Visiting Associate Professor (2004-2005)
 Hongik University, Business Administration Department Assistant Professor of Law (1995-1998)
 Foley & Lardner, International Business Group /Corporate Department, Associate Attorney (1992 -1995)
 Columbia College, Columbia University, B.A. in Political Science (1988)
 Yonsei University, Graduate School of International Studies, M.A. in Political Science (1990)
	Georgetown University Law Center, J.D. (1992)	Outside Director 3 years

Agendum 5: Approval of the Compensation Ceiling for the Directors
The Limits of Total Remuneration for Directors

	The 2006 Fiscal Year	The 2007 Fiscal Year
Number of Directors (Outside Directors)	5(3)	5(3)
Ceiling Amount of Total Remuneration	KRW 1.4 Billion	KRW 1.4 Billion
•	During the 2006 fiscal year, approximately KRW 0.5 Billion was paid to 2 Executive Directors and 3 Independent Non-Executive Directors

•	For the 2007 fiscal year, it is proposed to maintain KRW 1.4 Billion as the total remuneration limit for Directors.
About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
# # #
Contact:
Mr. Jonathan Lee
Investor Relations Officer
Gravity Co., Ltd.
Tel: +82 (0)2 2019 6021
Email: jlee@gravity.co.kr

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 3/7/2006	By:	/s/ Jonathan Lee
		Name:	Jonathan Lee
		Title:	Investor Relations Officer